

Mail Stop 7010

June 7, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

      Re: KBR, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed May 26, 2006
             File No. 333-133302

Dear Mr. Burgher:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated May 12, 2006 and reissue this comment with respect to the third and fourth bullet points. In this regard, we note that the narrative descriptions contained in the glossary appear to be more appropriate for disclosure in the body of your prospectus where the relevant term is first used. We also note that you rely on acronyms in defining many terms, which requires that an investor learn a new vocabulary in order to read your prospectus.

Prospectus Summary, page 1

2.   We note your response to comment seven of our letter dated May 12, 2006 and reissue this comment. In this regard, we note that the disclosure in this section under the headings "Our Company," "Our Competitive Strengths," and "Our Business Strategy" continues to be very detailed and too lengthy for summary disclosure, as it merely repeats entire portions of your business section.

Risk Factors, page 11

3. We note your response to comment 11 of our letter dated May 12, 2006 and we reissue this comment as it applies to risk factors one, three, four, five and 10. In this regard, we note that the subheadings used to introduce the several risks that follow are too general and often too narrowly drafted to adequately describe all of the risks that are discussed in the risk factor. For example, the subheading to risk factor 10 does not address certain of the significant risks arising under your revolving credit facility.

4. We note your response to comment 14 of our letter dated May 12, 2006. Please revise to disclose the risk associated with being a "controlled company" under a separate subheading. Please also revise to clearly explain the risk to an investor.

5. We note your response to comment 20 of our letter dated May 12, 2006 and reissue this comment. In this regard, we note that governmental policy regarding indemnification may override your private agreement and, therefore, the indemnification provided by your agreement may not be available to your company. Since there has been no determination as to whether this policy will be applied in your case, it appears that the possibility it will be applied represents a material risk to your company.

6. We note your response to comment 22 of our letter dated May 12, 2006 and we have the following comments:

   - Please revise risk factor 13 to disclose your response.
   - Please revise risk factors 15, 16, and 17 to clearly explain how these risks specifically apply to your company.

Dividend Policy, page 34

7. We note the disclosure in the last sentence of the third paragraph in the section entitled "Liquidity and Capital Resources" on page 52. Please disclose the fact that you intend to pay a dividend to Halliburton prior to the completion of your offering and the amount of that dividend. In addition, please disclose how you intend to finance the payment of this dividend.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 37

8. We note your response to comment 72 of our letter dated May 12, 2006. On page F-20, you state that during the first quarter of 2006 the Revolving Credit Facility was amended to allow for the payment of dividends up to $300 million, prior to an initial public offering, to your parent, Halliburton. Please clarify

whether you have any planned distributions to owners. If not, please disclose why you requested the amendment to the credit facility. See SAB Topic 1:B.3.

9.   For adjustment (g), please disclose precisely how you computed the adjustment amount for each period presented.

10.   We note your response to comment 73 of our letter dated May 12, 2006. Please disclose that common shares to be used for general corporate purposes were not included in this pro forma information. Please also disclose why you have not included the impact of the newly revised cost-sharing agreements with Halliburton in your pro forma financial statements.

11.   Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please provide this reconciliation in a note to your pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

12.   Please disclose in a note to your pro forma financial statements how your pro forma income from continuing operations and EPS would change if you had used the separate return method for income tax purposes rather than the pro rata method.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 38

13.   Please tell us why you reversed the amount of member's equity through accumulated other comprehensive loss rather than reducing member's equity, or revise your pro forma balance sheet as necessary.

Executive Summary, page 43

14.   We note your response to comment 58 of our letter dated May 12, 2006. Please quantify the amount of stock-based compensation included in your estimate of public company expenses.

Commitments and Other Contractual Obligations, page 56

15.   We note your response to comment 37 of our letter dated May 12, 2006. Given that your table of contractual cash obligations represents the actual amount of obligations and other long-term liabilities as of March 31, 2006, please include the estimated interest payments on all of the debt amounts recorded debt at March 31, 2006. Please disclose any assumptions you made to derive these amounts. Please consider providing a note to the table which discusses your

planned use of proceeds and the impact of this planned use of proceeds on your table of contractual obligations.

Intellectual Property, page 84

16. We note your disclosure in the second paragraph regarding your license rights. Please file the agreements pursuant to which you license these rights as exhibits to your registration statement or explain to us why these agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Legal Matters, page 140

17. We note your response to comment 69 of our letter dated May 12, 2006 and we reissue this comment, as the revised disclosure does not appear to clarify which "legal matters" Baker Botts will pass upon.

Financial Statements

Consolidated Statements of Operations, page F-3

18. We note your response to comment 71 of our letter dated May 12, 2006. Though it may be appropriate to include equity in earnings (losses) of unconsolidated affiliates in operating income (loss) if your equity investments are integral to your operations, it is not clear how you determined that all of your equity investments are integral to your operations. For each of the significant equity method investments listed in Note 18, please tell us how you determined they are integral to your operations. Paragraph 79 of FASB Concept Statement No. 6 states that revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations. In light of this, please also address how you determined it is appropriate to include the equity in earnings (losses) of unconsolidated affiliates in revenues for each of these entities. Please refer to the Current Developments in the Division of Corporation Finance Presentation given at the 30th Annual AICPA SEC Conference held on December 11, 2002.

19. In the first quarter of 2006, you recorded a $26 million impairment charge related to your Adrail investment. Please disclose which financial statement line item includes this charge.

Note 7. Business Segment Information, page F-15

20. We note your response to comment 82 of our letter dated May 12, 2006. You state that your divisions generate revenue and incur expenses through the

pursuit of various types of business activities including, but not limited to, a wide range of engineering, construction, operations and maintenance, logistics and project management services. Given this wide range of services, we have difficulty understanding how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations primarily at the division level. Please provide us with all of financial information provided to your chief operating decision maker for each of the last three years and the 2006 interim period.

Note 13. Other Commitments and Contingencies

Foreign Corrupt Practices Act Investigations, page F-24

21. We note your response to comments 88 and 90 of our letter dated May 12, 2006.

In Note 2 you state that your consolidated financial statements reflect all costs of doing business, including those incurred by Halliburton on your behalf. In Note 19, you state that costs for other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Your response to prior comment 73 also states that your consolidated financial statements include all material costs incurred by Halliburton on your behalf.

You state that investigations are being conducted into whether improper payments were made to government officials in Nigeria though the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. You also state that subpoenas were issued seeking information regarding current and former agents used in connection with multiple projects over the past 20 years located both in and outside of Nigeria in which you, The M.W. Kellogg Company, M.W. Kellogg Limited or their or your joint ventures were participants. The M.W. Kellogg Company was later merged with a Halliburton subsidiary to form Kellogg Brown & Root. Kellogg Brown & Root, a subsidiary of yours and successor to The M.W. Kellogg Company, has a 25% interest in the venture. The M.W. Kellogg Limited is a joint venture in which you have a 55% interest.

Given that the Foreign Corrupt Practices Act and Bidding practices investigations appear to directly relate to you and your subsidiaries, it is unclear why the investigation expenses would not be included on your financial statements. Please tell us the amount of the investigation expenses recorded by Halliburton for the year ended December 31, 2005 and the three months ended March 31, 2006 and explain to us your basis in GAAP for excluding them.

Note 16. Stock Incentive Plans

Presentation under Recently Adopted SFAS 123R, "Share-Based Payment," page F-35

22. Please disclose the effect of adopting SFAS 123(R) on all of the financial statement line items required by paragraph 84 of SFAS 123(R), which include cash flows from operating activities and cash flows from financing activities.

Note 25. Subsequent Events, page F-52

23. We note your response to comment 97 of our letter dated May 12, 2006. Please disclose the information related to your transition services agreement and your tax sharing agreement that you provided on a supplemental basis.

Schedule II – Valuation and Qualifying Accounts, page II-6

24. We note your response to comment 100 of our letter dated May 12, 2006. In your discussion of DCAA audit issues in Note 12, you state that approximately $55 million has been withheld as of December 31, 2005 and $51 million withheld as of March 31, 2006 related to Containers. Please clarify to us which contract this specifically relates to and whether any amounts have been reserved related to this issue. If so, tell us how this reserve is reflected in Annex A.

25. For the LogCap contract, please tell us about the potential government challenges for which you have recorded a reserve. Specifically tell us the nature of the challenges, whether amounts have been withheld by the customer, and how you arrived at the estimated reserve amount. Please also explain to us the nature of the cost allocation issues and how you arrived at the estimated reserve amount.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Darrell W. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, TX 77002-4995

Mr. Andrew M. Baker
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Mr. John B. Tehan
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954